United States securities and exchange commission logo





                              June 24, 2021

       Michael J. Gilfeather
       President and Chief Executive Officer
       Orange County Bancorp, Inc.
       212 Dolson Avenue
       Middletown, NY 10940

                                                        Re: Orange County
Bancorp, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 28,
2021
                                                            CIK No. 0001754226

       Dear Mr. Gilfeather:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications. Please contact the staff member associated with the review of this
submission to discuss how to submit the materials, if any, to us for our review.
 Michael J. Gilfeather
Orange County Bancorp, Inc.
June 24, 2021
Page 2
Summary
Premier commercial bank in the Lower Hudson Valley region, page 8

2. Please revise this section to better place these discussions in context by including disclosures regarding the market share held by non-community banks in your market area.
Risk Factors
The reduced disclosures and relief from certain other significant disclosure requirements..., page
32

3. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Use of Proceeds, page 39

4. Please indicate whether you intend to use any of the proceeds in order to repay the borrowings described on page 65. If so, please refer to the Instructions to Item 504 of
         Regulation S-K in order to provide the required disclosures.
Principal and Selling Stockholders, page 124

5. Please disclose the natural person(s) who directly or indirectly exercise sole or shared voting or investment control over the shares held by Banc Fund IX LP and Banc Fund
         VIII LP. Refer to Item 403 of Regulation S-K and Exchange Act Rule
13d-3.
        You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-
3437 if you have questions regarding comments on the financial statements and related matters.
Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameMichael J. Gilfeather                        Sincerely,
Comapany NameOrange County Bancorp, Inc.
                                                               Division of
Corporation Finance
June 24, 2021 Page 2                                           Office of
Finance
FirstName LastName